Exhibit 99.2

Company Overview & ADG126 MSS CRC Clinical Results February 2024

Disclaimer and Cautionary Note on Forward-Looking Statements The following presentation has been prepared by Adagene Inc. (“Adagene” or the “Company”) solely for informational purposes and should not be construed to be, directly or indirectly, in whole or in part, an offer to buy or sell and/or an invitation and/or a recommendation and/or a solicitation of an offer to buy or sell any security or instrument or to participate in any investment or trading strategy, nor shall any part of it form the basis of, or be relied on in connection with, any contract or investment decision in relation to any securities or otherwise. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Nothing contained in this document shall be relied upon as a promise or representation as to the past or future performance of the Company. 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Company Highlights

Focus on masked, anti-CTLA-4 lead candidate	• SAFEbody® ADG126 (muzastotug) results from Ph2 dose expansion cohorts with pembrolizumab in MSS CRC show **best-in-class profile with higher, more frequent and repeat doses**
Validation of SAFEbody® technology by partners	• Sanofi and Exelixis technology licensing agreements for SAFEbody • Eligible to receive ≥$2.5B in potential milestones from existing partners
Strong cash balance with runway into 2026	• Unaudited consolidated cash balance: **~US$110M as of Dec. 31, 2023** • Potential to receive additional non-dilutive funding from collaborations • Cash runway with streamlined operations into 2026

3 | ADAGENE

Why Focus on Next Generation Anti-CTLA-4 Therapies? - CTLA-4 is a proven target where safety is limiting its therapeutic potential - T regulatory cell depletion is crucial for overcoming immune suppression in the tumor microenvironment (TME) where CTLA-4 is overexpressed on Tregs 4 We are taking anti-CTLA-4 therapy to a new level by targeting a unique epitope combined with SAFEbody precision masking technology to reach tumor tissues with the best therapeutic index and unleash anti-CTLA-4 therapy

Reimagining the Anti-CTLA-4 Opportunity: MSS CRC is a High Unmet Medical Need Where CTLA-4 Mediated Treg Depletion Matters

MSS CRC	
W.W. Annual Incidence[1]	***~1.6 million (all stages)***


15%[1]
MSI-H
85%[1]
MSS CRC
PD-L1/TPS
1-49%
18%[2]
82%[2]
PD-L1 TPS<1%

- **No PD-1 approved in MSS CRC; only approved in MSI-H CRC tumors**
- **PD-L1 expression is low in this cold tumor**

[1] Learn.colontown.org (MSS CRC accounts for ~85% of colorectal cancer cases across all stages and ~96% of stage 4 cases), Cancer.net
[2] Shun Xu et al. Distribution of PD-L1 expression level across major tumor types

5
ADAGENE

3L+ MSS CRC: A Promising Opportunity with High Unmet Need

	Standard of Care (FDA)				
Company	**Bayer**	**TAIHO**		**HutchMed/Takeda**	
Compounds	**Rego**[1,2]	**TAS-102**[3,4]	**Sunlight**[5,6] TAS102 plus Avastin	**Fruquintinib**[7,8] w/o Liver mets	**Fruquintinib**[7,8] with Liver mets
ORR (%)	**1**	**2**	**6.3**	**4.3**	**4.9**
mPFS (month)	**1.9**	**2.0**	**5.6**	**3.9**	**3.7**
mOS (month)	6.4	7.1	10.8	10.8	8.6
≥G3 TRAEs	**54%**	**69%**	**72.4%**	**61.2%**	

[1]Grothey et al. Lancet. 2013;381: 303-312.; [2]FDA label, 12/10/2020; [3]Mayer et al. N Eng J Med. 2015;372:1909-1919; [4] Marcus et al. Clin Cancer Res; 23(12) June 15, 2017;2924-2927
[5]Josep Tabernero et al. 2023 ASCO Gastrointestinal; [6] Gerald W. Prager et al. N Engl J Med 2023 May 04;388(18); [7]Shukui Qin et al. 2019 CSCO; [8]Jin Li et al. JAMA. 2018;319(24):2486-2496;
[9]Andrea J. Bullock et al. 2023 ESMO-GI; [10]Anthony B et al. 2023 ASCO-GI; [11]Elena et al. 2021 ASCO; [12]E. Garralda et al. 2022 ESMO OPEN

*overall PFS ** N=87 + N=101

6 | ADAGENE

Failures of Immunotherapy and Their Combinations in MSS CRC 7

Published Ipilimumab (Ipi) Data Show High Dose-dependent Toxicity and Efficacy, Exaggerated in Combination with Nivo, but ADG126 Is Exceptional 8 0 1 2 3 4 5 6 7 8 9 10 0 20 40 60 80 100 ≥G3 TrAE% in Melanoma Ipi dose (mg/kg, Q3W) ≥G3 TrAE% * Ipi at 1mpk Q6W was graphed as 0.5mpk Q3W * Ipi+Nivo Ipi Mono ▪ Stronger dose-dependent increase in ≥G3 TRAEs relative to efficacy for Ipi monotherapy ▪ The dose-dependent efficacy and toxicity are much stronger in combo therapy, despite a 3-fold reduction in Ipi dose ▪ ADG126 successfully decouples safety from efficacy despite a 10-fold increase in dose of 126 vs Ipi, showing 100% DCR and <15% G3 TRAEs and <10% discontinuation rate in MSS CRC* at 10 mpk q3w (shown with purple dots) Ipi+Nivo Ipi Mono Publications on file. Dose escalation and expansion data from 10 mg/kg ADG126 Q3W in combo with anti-PD-1 for patient w/o liver and peritoneal Mets 0 1 2 3 4 5 6 7 8 9 10 0 20 40 60 80 100 Treatment discontinuation rate in Melanoma Ipi dose (mg/kg, Q3W) Treatment discontinuation rate Ipi+Nivo Ipi Mono

9 Model-predicted mean tumor ISF cleaved ADG126 Analysis of Cleaved ADG126 Supports Increased Clinical Efficacy at 10 mg/kg Q3W vs 10 mg/kg Q6W in a Combination Setting with anti-PD1

PK Modeling Quantifies the Enhanced Therapeutic Index (TI) of SAFEbody ADG126 Over Ipilimumab 10 Dosage Predicted AUCss, tumor ISF fold difference Predicted Cmax,ss,tumor ISF fold difference ADG126 (10 mg/kg Q3W) vs. Ipilimumab (1 mg/kg Q6W) in combination with anti-PD-1 ~30X ~10X This slide contains information from various studies which are not head-to-head comparisons. Data on file. Ipi PK digitized from Sanghavi, K., et al. CPT Pharmacometrics Syst. Pharmacol. 2020;9:29-39. Assuming ipi concentration ~10% tumor drug partition based on Ipi serum PK. 3 0 2 4 3 5 2 8 4 0 3 2 0 50 100 150 Time Drug conc. (nM) 1mpk Q6W 3mpk Q3W ≈EC90 of Ipi human T cell binding Predicted Ipi Tumor ISF SS Concentration SS Cycle 1 SS Cycle 2 3 0 2 4 3 5 2 8 4 0 3 2 0 100 200 300 400 500 Population mean systemic active drug comparison at SS Time Drug conc. (nM) Ipi serum PK (1 mpk Q6W) ADG126 Plasma Cleaved (10 mpk Q3W) Ipi serum PK (3 mpk Q3W) SS Cycle 1 SS Cycle 2 10mpk Q3W Steady-State (SS) drug exposure of activated ADG126 over Ipilimumab in tumor vs. blood 3 0 2 4 3 5 2 8 4 0 3 2 0 50 100 150 Time Drug conc. (nM) EC90,upper bound of MMP-9 cleaved ADG126 human T cell binding ≈EC90 of Ipi human T cell binding Predicted ADG126 Tumor ISF SS Concentration (cleaved drug) SS Cycle 1 SS Cycle 2 EC90 of cleaved ADG126 EC90 of Ipi

Peripheral IFN-γ Data of ADG126 Reinforce Superior Safety Profile


Peripheral IFN-γ
Fold change from baseline
100
10
1
6X
4X
2X
Dose (mg/kg)
3
6
10
Q3W
ADG116
3
10
20
Q3W
ADG126
3 Q4W
10 Q4W
20 Q4W
20 Q8W
Ipi-probody
(dose converted from mg using 80kg BW)

ADG126 is safe and well masked in circulation with reduced systemic cleavage compared to its parental ADG116 and masked 'Ipi-probody':

- ADG126 showed ~3X lower median peripheral IFN-γ levels relative to ADG116
- ADG126 showed ~2X lower median peripheral IFN-γ at 10 mpk for ADG126 @ Q3W vs. BMS-986249 (Ipi-probody) @Q4W

This slide contains information from various studies which are not head-to-head comparisons. Data on file.
BMS-986249 (Ipi-probody) data were digitized from poster 740P presented at European Society for Medical Oncology (ESMO) Congress 2022.
Ipi-Probody PK data were digitized from poster 3058 presented at 2020 ASCO Annual Meeting.

11 ADAGENE

ADG126-P001 Study Design Dose Escalation with Anti-PD-1 ADG126 10 mg/kg Q3W + Anti-PD-1 ADG126 10 mg/kg Q6W + Anti-PD-1 ADG126 6 mg/kg Q3W + Anti-PD-1 • MSS CRC free of liver metastasis • Two different dose schedules of ADG126 are evaluated: 10 mg/kg Q6W and Q3W NCT05405595 Pembrolizumab is used at 200 mg Q3W Dose Expansion • The ADG126 starting dose was at 6 mg/kg Q3W for the combination due to the well tolerated monotherapy safety profile up to 20 mg/kg Q3W, with no DLT or Grade >3 TRAEs after repeat dosing in the global ADG126-1001 study 12

Baseline Characteristics of Patients in DE and EXP 13 ⚫ Results of 46 Pts who participated in study ADG126-P001 ⚫ Three dose levels were evaluated in dose escalation phase (N = 11). The cancer types consisted of ovarian (N=1), colorectal (N=6), pancreatic (N=1), endometrial (n=1), cervical (N=1) and neuroendocrine tumor (N=1) ⚫ Two dose schedules of ADG126 10 mg/kg were evaluated in dose expansion phase (N = 35) ⚫ Tumor types were advanced MSS CRC (free of liver metastasis; N = 24) and other cancer types (I/O naïve and experienced; N=11) ⚫ Majority of Pts (74.5%) have what are generally considered immunologically “cold” tumors ⚫ Baseline characteristics of reported patients are summarized in table at right ⚫ Median follow-ups (month) for DE and EXP patients included in this report are 10.9 (8.6-NR) and 6.7 (4.6-NR), respectively Baseline Characteristics Characteristics N=46 Dose Escalation (# of pts) 11 Dose Expansion (# of Pts) 35 Age (Years), Median (Range) 60 (26-75) Female, n (%) 21 (46%) Race, n (%) Caucasian, n (%) 19 (41%) Asian, n (%) 23 (50%) Black or African American, n (%) 1 (2%) Other, n (%) 3 (7%) ECOG, n (%) 0 20 (43%) 1 26 (56%) Prior treatment regimens ≥3 17 (37%) Prior immunotherapy, n (%) 6 (13%) Data cutoff: Nov 30, 2023

Clinical Safety (TRAEs, N = 46) 14 • Highly manageable safety and tolerability profile; no dose-limiting toxicities • Most TRAEs are G1 and G2, with no G4/5 TRAEs. A total of 5 Pts developed Grade 3 TRAEs (10.8%). • Three Pts with TRAEs (G2 pneumonitis, G3 pancreatitis and G2 Diarrhea) led to study discontinuation (6.5%) • Twelve Pts developed SAEs and 5 are treatment related, which are diarrhea (G2), secondary adrenocortical insufficiency, pancreatitis, asthenia and type 1 diabetes mellitus and hyperglycemia (G3) TRAEs By Grade and Dose Level ADG126 Dose Level N All Grades (%) G1 (%) G2 (%) G3 (%) G4-5 (%) Discont. Rate 6 mg/kg Q3W 5 3 (60%） 1 (20%) 1 (20%) 1 (20%） 0 20% 10 mg/kg Q6W 17 12 (71%) 3 (18%) 8 (47%) 1 (6%) 0 0 10 mg/kg Q3W 24 16 (67%) 5 (21%) 8 (33%) 3 (13%) 0 8% Data cutoff: Nov 30, 2023

Safety ADG126 + Pembrolizumab Combo is Comparable to Pembrolizumab Alone ADG126 6 mg/kg Q3W (N = 5) ADG126 10 mg/kg Q3W (N = 24) TRAEs by Grade and Dose Level 15 ADG126 10 mg/kg Q6W (N = 17) Data cutoff: Nov 30, 2023

Best Responses by Percentage Change from Baseline (%) *** * * *Confirmed PR Dose Escalation & Expansion Cohorts (N=43) CC EC CRC CRC HNSCC Efficacy Data of Evaluable Subjects from the Combo Dose Escalation & Expansion Cohorts Data cutoff: Nov 30, 2023 Dose Escalation Cohorts (N=11) • Four of five confirmed PRs are from 10 mg/kg Q3W cohorts CRC 16

Clinical Efficacy of Patients with MSS CRC (Free of Liver Mets) in Dose Expansion 17 MSS CRC Patients Baseline Characteristics CRC Patients Characteristics N=24 Age (Years; median range) 60 (41-75) Female, n (%) 12 (50%) Race, n (%) Caucasian, n (%) 9 (38%) Asian, n (%) 15 (62%) Other - ECOG, n (%) 0 9 (38%) 1 15 (62%) With peritoneal metastasis, n (%) 8 (33%) Prior Treatment ≥3 10 (42%) Prior immunotherapy, n (%) 0 Summary of Response Rate in Evaluable MSS CRC Patients cPR: confirmed partial response. PFS: Progression-free survival. BoR: Best of Response. DCR: Disease control rate. NR: Not reached Data cutoff: Nov 30, 2023

Clinical Efficacy of Patients with MSS CRC (Free of Liver Mets) in Dose Expansion 18 Spider plot of evaluable MSS CRC Pts treated by 10 mg/kg Q3W ADG126/Pembrolizumab (N = 12) Duration of Treatment of MSS CRC Pts by 10mg/kg Q3W and Q6W of ADG126/pembrolizumab (N=22 efficacy evaluable pts with at least one CT scan) cPR cPR cPR cPR Data cutoff: Nov 30, 2023

PFS Summary of Efficacy in Evaluable MSS-CRC Pts (N=22)



Probability of progression-free survival (%)
100
80
60
40
20
0
A: 10 mpk Q6W + Q3W
B: 10 mpk Q6W + Q3W w/o peritoneal mets
C: 10 mpk Q3W
D: 10 mpk Q3W w/o peritoneal mets
0
1
2
3
4
5
6
7
8
Months

MSS-CRC Efficacy

ADG126 Dose/schedule	A (N=22)	B (N=15)	C (N=12)	D (N=9)
Median PFS, months (95% CI)	4.9 (1.9-NR)	7.0 (2.9-NR)	4.9 (1.2-NR)	NR (2.9-NR)
6-month PFS, % (95% CI)	42% (19%-63%)	55% (22%-79%)	41% (8%-74%)	56% (7%-88%)

Number at risk

A	22	22	15	11	11	6	5	1	0
B	15	15	12	9	9	5	4	0	0
C	12	12	8	5	5	2	1	0	0
D	9	9	8	5	5	2	1	0	0

Data cutoff: Nov 30, 2023

ADAGENE

Data cutoff: Nov 30, 2023 20 Case Study : ADG126 10 mpk Q3W + Pembro 3L MSS CRC Patient: Confirmed PR and Reduced Liver Lesions Tumor Type: Female, 66 years old Advanced rectal adenocarcinoma stage IV with lymph and lung metastasis • KRAS WT, BRAF normal, MSS, TMB 11.07muts/mb Prior Therapies: Previously received 2 lines of therapies: • FOLFIRI + Vectibix • Clinical trial G1290 with Rivoceranib + SOC Lonsurf Dose Regimen: ADG126 10 mg/kg Q3W + Pembro 200 mg Q3W (5 cycles)

Data cutoff: Nov 30, 2023 21 Case Study Continued: ADG126 10 mpk Q3W + Pembro 3L MSS CRC Patient: Confirmed PR and Reduced Liver Lesions The treatment-induced change in the perihepatic lymph node Courtesy of Dr Tammy Lamb, Florida Cancer Specialists May 15, 2023 (Baseline) Oct 16, 2023 (week 21) *Based on iRECIST assessment

Confidential Case Study Continued- CEA Decrease and Tumor Accumulation Over Time 22 ADG126 10 mg/kg Q3W plus Pembro Size Change (%) Change (%) from Baseline in Target Lesions Size Study week CEA change at end of cycle CEA (ng/ml) Tumor Cleaved (modeled) ADG126 concentration (nM) Plasma Cleaved Plasma Intact EC90 Study week Tumor Cleaved (modeled) Data cutoff: Nov 30, 2023 Baseline

ADG126/Pembrolizumab Demonstrates a Superior Safety Profile with Similar ORR but longer PFS to Bot/Bal in MSS CRC

	Safety (TRAEs)		
	Patients Dosed	≥ G3 TRAE	Discontinuation Rate
ADG126 10 mg/kg Q3W + Pembrolizumab 200 mg Q3W	**24#**	**13%+**	**8%**
Botensilimab 1 or 2 mg/kg Q6W + Balstilimab 3 mpk Q2W*	101	**39%**	**33%**

	Efficacy				
	Patient Group	Evaluable subjects	ORR	DCR	PFS month (95% CI)
ADG126 10 mg/kg Q3W + Pembrolizumab 200 mg Q3W	MSS CRC w/o liver & peritoneal Mets	9	22%	100%	**NR (2.9-NR)**
	MSS CRC w/o liver Mets	12	17%	75%	**4.9 (1.2-NR)**
Botensilimab 1 or 2 mg/kg Q6W + Balstilimab 3 mpk Q2W*	MSS CRC w/o liver Mets	69	23%	80%	**4.1^ (2.8-5.5)**

+No G4/5 TRAEs
Two patients used infliximab for the treatment-related diarrhea/colitis
Comparison based on publicly available information and represents a non-head-to-head summary comparison. Results of a -head-to-head comparison may different significantly.

#For the safety evaluation, the patients of other cancer types are included in addition to those with MSS CRC free of liver Mets
*Bullock AJ et al., Results from an expanded phase 1 trial of botensilimab, a multifunctional anti-CTLA4, plus balstilimab for metastatic heavily pretreated MSS CRC ESMO GI 2023
^Combined dataset for those with and without liver Mets, El-Khoueiry AB et al., Results from a phase 1a/ab study of botensilimab (BOT), a novel innate/adaptive immune activator, plus balstilimab (BAL; anti-PD-1 antibody) in metastatic heavily pretreated MSS CRC ASCO GI 2023

ADAGENE

Conclusions 24 ⚫ The masked anti-CTLA-4 SAFEbody ADG126 (muzastotug) is designed to widen the therapeutic index by targeting a unique epitope of CTLA-4, precision masking for enhanced intra-tumoral Treg depletion. ⚫ ADG126 administered at up to 10 mg/kg Q3W with repeat dosing in combination with pembrolizumab is well tolerated with 13% G3 TRAEs, 8% discontinuation rate and no G4/5 TRAEs or DLT. ⚫ In dose escalation, 2 confirmed PR were observed among 3 subjects treated with 10 mg/kg Q3W ADG126/Pembro, which triggered dose expansion at this dose level. ⚫ In dose expansion, 10 mg/kg Q3W ADG126/Pembro treatment in 12 subjects with MSS CRC (9 w/out peritoneal metastasis) resulted in 2 confirmed PRs, and reduction of new liver lesions. This triggered further expansion into Stage 2 of the Simon’s 2-stage design at this dose level. ⚫ The favorable safety profile of ADG126/Pembro allows for continued treatment with repeated dosing, resulting in a long PFS ( 7 mons), especially in MSS CRC patients without liver and peritoneal metastasis. ⚫ These promising data support further evaluation of this potential best-in-class anti-CTLA-4 antibody ADG126 (muzastotug) in combination with pembrolizumab in MSS CRC.

2024 Milestones25-Data from masked, antiCTLA 4 SAFEbody ADG126 ongoing Ph2 combination dose expansion in MSSCRC with pembrolizumab:oFollow up of Part 1 evaluable patients at 10 mg/kg Q3W (n= 12) and 10 mg/kg Q6W (n=10)oAdditional patientsfrom Part 2 at 10 mg/kg Q3W (n=12)-Evaluation of 20 mg/kg loading doses in combination with pembrolizumab for Project Optimusrequirements, including dose expansion in MSS CRC-Data from additional patients in China for ADG126 in combination with pembrolizumab in MSS CRC-Additional technology licensing agreement(s) and/or milestone(s)-Advance masked, antiCD137 SAFEbody with enhanced Fc (ADG206) phase 1 and IND enablingSAFEbody programs, as resources allow